ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010
April 10, 2018
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
RE:    Ultra Series Fund (“Trust”) Investment Company Act file number 811-04815
Ladies and Gentlemen:
The purpose of this filing is to respond to comments received from the staff on the 12/31/2017 N-CSR filing of the Trust. Below are the staff’s comments, followed by the Trust’s comments thereto.
In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
N-CSR (12/31/2017) Comments

1.	Comment: For the Diversified Income Fund, please include a broad based index in the growth of $10,000 line graph in addition to the blended index that currently appears in the graph.
Response: The Trust will include a broad based index in its future disclosures and filings in addition to the blended index.

2.
Comment: In the narrative for the Large Cap Growth Fund, there is a statement that the fund has an “active trading” strategy. Please confirm whether the fund has such a strategy and, if so, disclose it as a principal investment strategy and disclose the related risks.

Response: The fund does not have an “active trading strategy” but instead has an active management strategy. This will be reflected in all future filings and disclosures.

3.
Comment: The Large Cap Value Fund has a Financial sector concentration greater than 25% of the assets (27%) and the Large Cap Growth Fund has an Information Technology sector concentration of greater than 25% of its assets

(28%). If these concentrations are a strategy of the funds, please disclose them as a strategy and the related concentration risks.
Response: The Large Cap Value Fund and the Large Cap Growth Fund do not have an investment strategy to have any particular concentration or sector weighting over 25% (or any other stated percentage). The Adviser to the Funds employs a strategy of individual security analysis and a “bottoms up” approach. It does not strive to achieve a particular sector weighting. Thus, the sector weightings of over 25% as of 12/31/2017 were not the result of an investment strategy but instead the result of individual security selection and market action. The Adviser is mindful of the sector weightings in the respective benchmarks. It is interesting to note that that the Value Fund was underweight financials and the Growth Fund was underweight information technology as compared to the benchmarks on 12/31/2017.

4.
Comment: In the Statement of Operations relating to the Core Bond Fund, the Purchased and Written options contracts are combined. Under recent Reg. S-X amendments, the Purchased and Written options should be shown separately and not combined.

Response: The Purchased and Written options will be shown separately as required by Reg. S-X in future disclosures.

5.	Comment: In the Notes to the Financial Statements for the Core Bond Fund, ASC 815 requires disclosure regarding the volume of derivatives activity.
Response: Disclosure of the volume of derivatives activity will be provided in future filings.

6.	Comment: For the Target Retirement Funds, Form N-1A requires a graphic representation of portfolio holdings.
Response: The Fund will include a graphic representation of portfolio holdings in future filings.

* * * *
If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer & Chief Compliance Officer

Cc:    Katherine L. Frank (Madison)
Greg Hoppe

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